PLANET PAYMENT, INC.

670 Long Beach Blvd.

Long Beach, New York 11561

(516)670-3200

December 12, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Scott Anderegg, Staff Attorney

Re:                             Planet Payment, Inc.’s Registration Statement on Form 10 originally filed October 11, 2012, as amended (File No. 001-35699)

Acceleration Request

Requested Date:                                                      December 14, 2012

Requested Time:                                                    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Planet Payment, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form 10 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

PLANET PAYMENT, INC.

		By:	/s/ Graham A. Arad
Graham A. Arad
General Counsel

Cc	Robert A. Freedman, Esq., Fenwick & West LLP
Michael A. Brown, Esq., Fenwick & West LLP